1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2008

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Annual Results for the Year ended 31 December 2007, dated March 31, 2008	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 1, 2008	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

3

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement of Annual Results for the Year ended 31 December 2007

HIGHLIGHTS

Including the amortisation of upfront connection fees	Excluding the amortisation of upfront connection fees

– Operating revenues reached RMB178,656 million	– Operating revenues reached RMB175,362 million, up by 2.8%

– EBITDA was RMB89,268 million, EBITDA margin was 50.0%	– EBITDA reached RMB85,974 million, up by 1.3%, EBITDA margin was 49.0%

–       Profit attributable to equity holders of the Company was RMB23,702 million, earnings per share was RMB0.29 (including the effect of the related assets revaluation in 2007, which was carried out at least once every three years)

–       Profit attributable to equity holders of the Company reached RMB22,517 million, up by 1.1%, earnings per share reached RMB0.28 (excluding the effect of the related assets revaluation in 2007, which was carried out at least once every three years)

•	Total number of access lines in service was 220 million, net decrease of 2.71 million, down by 1.2%

•	Broadband subscribers reached 35.65 million, net increase of 7.33 million, up by 25.9%

CHAIRMAN’S STATEMENT

Dear Shareholders,

Early this year, a snowstorm with its scale and duration unprecedented in the last century occurred in China. The snowstorm caused grave disturbances to people’s daily lives, as well as serious challenges to our telecommunications services. During the Lunar New Year, in places where the snowstorm was most severe, I myself witnessed many of our people volunteered to sacrifice their precious family gathering opportunities to make emergency repairs on the telecommunications facilities fearlessly under the harsh weather conditions. In some circumstances, in order to ensure smooth communications, they even insisted on staying on duty under no power and water supply which lasted for several days. Their courage and strong team efforts well demonstrated the “unwavering dedications” spirits of our China Telecom people – “Exceptional strength, exceptional endurance and exceptional devotion”. Their actions had written a new chapter of “Customer First, Service Foremost”. I am deeply impressed with the vibrancy of the Company despite its long establishment over a century. As we further drive our strategic transformation and progress our way to the upcoming full services offering, I firmly believe the Company will have a thriving future.

Looking back at the corporate development in the past three years, we are grateful to see the encouraging results achieved by our persistent efforts in strategic transformation and innovation. Strategic transformation has accelerated our corporate development and placed us at the forefront of the telecommunications industry. Strategic transformation also injected new energy into the Company’s development. We have established a customer-oriented brand management system and strengthened our capabilities in integrated information application services. With further optimized business structure and enhanced financial capabilities, we have reinforced our ability to increase our shareholders’ value.

2007 Financial Results

In 2007, the Company grasped the opportunities brought by informatisation. We tackled various challenges to promote the scale development of transformation business, which helped to sustain overall revenue growth. We also took initiatives to alleviate the decline in our traditional voice business. As a result, we maintained solid fundamentals and achieved favorable financial results in the highly competitive market. Operating revenues reached RMB178,656 million, in which the amortisation of upfront connection fees was RMB3,294 million. Excluding the upfront connection fees, operating revenues were RMB175,362 million, a 2.8% increase from 2006. EBITDA1 was RMB85,974 million, a 1.3% increase from 2006. EBITDA margin1 was 49.0%, broadly at the same level as 2006. Profit attributable to equity holders of the Company2 (excluding the effect of the related assets revaluation, which was carried out at least once every three years) was RMB22,517 million, an increase of 1.1% from 2006. Capital expenditure decreased by 7.2% from 2006 to RMB45,558 million. Free cash flow3 reached RMB33,964 million, a 17.2% increase from 2006.

Taking into consideration of our shareholders’ return and the Company’s capital requirements for future development, especially the preparation of our full services offering, the Board of Directors will recommend at the forthcoming Annual General Meeting that the dividend be an equivalent of HK$0.085 per share, same as last year.

[1]	Including the amortisation of upfront connection fees, EBITDA was RMB89,268 million, EBITDA margin was 50.0%.
[2]

According to the Company’s accounting policy, in 2007, the Company carried out a revaluation on property, plant and equipment (which was carried out at least once every three years). The surplus on revaluation of RMB4,809 million was shown in the consolidated statement of changes in equity. The deficit on revaluation of RMB2,755 million was recognized in the consolidated income statement. Profit attributable to equity holders of the Company, including amortisation of the upfront connection fees, deficit on revaluation and respective income tax effect, was RMB23,702 million.

[3]	Free cash flow is calculated from EBITDA (excluding amortisation of the upfront connection fees) minus capital expenditure and income tax.

Brand Oriented and Innovative Operations

In 2007, brand operation was the main theme of the Company. We continued to put enormous efforts in developing our two major customer brands- “BizNavigator” and “One Home”, targeted at government and enterprise customers and mid-to-high-end household customers respectively. Upon converging various businesses and products according to customers’ demands, values and core competitiveness of the customer brands were enhanced. Contract subscribers to “BizNavigator” and “One Home” reached 1.884 million and 10.536 million respectively in 2007. Informatisation services were the focus of our business transformation. Broadband services, value-added services and integrated information services achieved significant breakthrough. Non-voice business revenue represented 36.5% of the Company’s overall operating revenues, an increase of 7.4 percentage points from 2006. Due to intensifying mobile substitution, the Company experienced negative growth in access lines in service for the first time. Voice business revenue decreased by 7.9% from 2006. Facing new challenges in our traditional voice business, we will consolidate its performance by further enriching the applications on informatisation and improving service packages.

To facilitate brand operation, we continuously optimized our organizational structure and promoted management innovation. We incorporated a subsidiary specializing in “Best Tone” services to rapidly strengthen our vertically-integrated operation in the information media areas. We adjusted the operational structure of our system integration business that strengthened our capabilities to provide better professional solutions and services to our government and enterprise customers, as well as other business customer groups. Our staff force was optimized by recruiting more professional personnel to IP, IT and information services operations. We also perfected our incentive schemes, focusing especially on the promotion of strategic transformation and value enhancement and stimulating the activeness and creativity of our staff in transformation business.

We endeavor to improve our operation support system and our brand recognition. The full deployment of CRM system strengthened our customer relations management. The launch of integrated multi-service billing system provided effective means for targeted precision marketing. Meanwhile, we further pushed forward the establishment of customer-oriented network maintenance system to closely link up front-line operations and back-end support. As a result, we progressively enhanced our capabilities of providing diversified services to customers.

We proactively implemented financial precision management to enhance shareholders’ return. The Company continued its strict control over capital expenditure. The ratio of capital expenditure to operating revenues was further lowered by 2.8 percentage points from 2006. Resources allocation was further optimized with strict control over investments in our traditional fixed-line voice business, while ensuring the investment needs of transformation business such as broadband services, value-added services and integrated information services. Our operating efficiency was raised through optimizing capital, cost and asset structures, strengthening cost management and capital budgeting and optimizing asset resources.

We expanded our services into rural and overseas markets. The Company increased its efforts to promote broadband access services in relatively affluent rural areas so as to meet their demand for informatisation. We are delighted to achieve growths in both revenue and subscribers in rural markets. In respect of overseas markets, we successfully acquired from our parent company its subsidiaries in Hong Kong and America to benefit from the rapid growth of these two overseas markets and also enhance our capabilities of providing global one-stop shopping services for multi-national customers.

Corporate Governance

In order to enhance operating efficiency and investor confidence, we are firmly committed to adopting international best practices to improve corporate governance and transparency continuously. The Company greatly emphasizes the importance of internal control and risk management. In terms of meeting regulatory requirements, we further improved our internal control and assessment systems, and progressively integrated the comprehensive risk management mechanisms into our daily operations. Thus the interests of our shareholders are safeguarded. Our continuous efforts in corporate governance were widely recognized by the capital market. We have been accredited with a number of awards, including “World’s Most Admired Companies” for the year 2007 by Fortune and “Asia’s Best Managed Fixed Telecom Company” in 2007 by Euromoney.

Corporate Social Responsibility

We operate with integrity and offer credible services to customers. In facilitating healthy development in telecommunications industry, we endeavor to protect fair and orderly market competition, and advocate multiple-wins cooperation for all participants in the value chain. Aside from the sustainable growth of our own, we devote to contribute to the country’s economic development, environmental protection and construction of a harmonious society, and to create a favorable environment for the success of our upcoming full services offering.

Outlook for 2008

In 2008, strategic transformation of the Company will enter into a new phase. For this purpose, we have advocated the strategy of “Customer-focused Innovative Informatisation”, which will accelerate our transformation into a leading integrated information services provider. We will make greater efforts in management reform and innovation, and consolidate provincial subsidiaries into branches to strengthen integration of operational management systems. We will also restructure our front-line departments, which will enable us to implement better customer group management and sales. We will allocate more resources to core customer groups and strengthen our customer-oriented operation systems to raise our brand recognition.

Looking ahead, we are fully confident. Although the intensifying market competition is a serious challenge to us, the upcoming full services offering will bring enormous business opportunities. We will keep abreast of the trend of global telecommunications industry as we implement the convergence of multi-communication means and multi-products in a broader perspective. We will also strengthen our execution capabilities in providing integrated information services to customers, and thus to continually create new values for our shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express my sincere appreciation to all our shareholders and customers for their support. I would also like to thank Madam Huang Wenlin for her brilliant contributions during her term as Executive Director of our Company and welcome Mr. Zhang Chenshuang to join our management team.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, China

31 March 2008

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2007 extracted from the audited financial statements of the Group as set out in its 2007 Annual Report.

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2007

(Amounts in millions, except per share data)

		2007	2006
	Note	RMB	RMB
			(restated)
Operating revenues	4	178,656	175,616
Operating expenses
Depreciation and amortisation		(52,257)	(51,301)
Network operations and support		(31,622)	(31,055)
Selling, general and administrative		(23,667)	(22,259)
Personnel expenses		(27,242)	(26,210)
Other operating expenses		(6,857)	(6,255)

Total operating expenses		(141,645)	(137,080)

Operating profit		37,011	38,536
Deficit on revaluation of property, plant and equipment		(2,755)	—
Net finance costs	5	(4,300)	(4,489)
Investment income/(loss)		83	(25)
Share of profits of associates		212	61

Profit before taxation		30,251	34,083
Income tax	6	(6,452)	(6,759)

Profit for the year		23,799	27,324

Attributable to:
Equity holders of the Company		23,702	27,241
Minority interests		97	83

Profit for the year		23,799	27,324

Basic earnings per share	7	0.29	0.34

Weighted average number of shares		80,932	80,932

CONSOLIDATED BALANCE SHEET

at 31 December 2007

(Amounts in millions)

		2007	2006
	Note	RMB	RMB
			(restated)
ASSETS
Non-current assets
Property, plant and equipment, net	9	326,123	328,379
Construction in progress		13,208	18,426
Lease prepayments		5,239	5,092
Intangible assets		2,758	1,857
Interests in associates		793	581
Investments		274	203
Deferred tax assets	10	9,260	10,971
Other assets		7,669	9,156

Total non-current assets		365,324	374,665
Current assets
Inventories		2,663	3,213
Accounts receivable, net	11	16,710	15,992
Prepayments and other current assets		2,751	2,556
Time deposits with maturity over three months		172	119
Cash and cash equivalents		20,384	22,326

Total current assets		42,680	44,206

Total assets		408,004	418,871

LIABILITIES AND EQUITY
Current liabilities
Short-term debt		67,166	79,576
Current portion of long-term debt		3,811	8,242
Accounts payable	12	28,363	32,355
Accrued expenses and other payables		30,476	27,186
Income tax payable		3,068	3,124
Current portion of finance lease obligations		24	48
Current portion of deferred revenues		5,629	7,098

Total current liabilities		138,537	157,629

Net current liabilities		(95,857)	(113,423)

Total assets less current liabilities		269,467	261,242

		2007	2006
	Note	RMB	RMB
			(restated)
Non-current liabilities
Long-term debt		34,148	37,257
Finance lease obligations		5	—
Deferred revenues		9,823	13,625
Deferred tax liabilities	10	3,119	2,711

Total non-current liabilities		47,095	53,593

Total liabilities		185,632	211,222

Equity
Share capital		80,932	80,932
Reserves		139,989	125,269

Total equity attributable to equity holders of the Company		220,921	206,201
Minority interests		1,451	1,448

Total equity		222,372	207,649

Total liabilities and equity		408,004	418,871

Notes:

1.	BASIS OF PREPARATION

The Company’s financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). IFRS includes International Accounting Standards (“IAS”) and interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The IASB has issued certain new and revised IFRS which are effective for accounting periods on or after 1 January 2007. The new disclosures resulting from the initial application of these standards or developments to the extent they are relevant to the Group are summarised as follows.

(i) IFRS 7, Financial instruments: Disclosures, requires expanded disclosures about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by IAS 32, Financial instruments: Disclosure and presentation. These additional disclosures are provided primarily in Note 32 to the financial statements included in the Annual Report.

(ii) The Amendment to IAS 1, Presentation of financial statements: Capital disclosures, introduces additional disclosure requirements to provide information about the level of capital and the Group’s objectives, policies and processes for managing capital. These new disclosures are set out in Note 33 to the financial statements included in the Annual Report.

Both IFRS 7 and the Amendment to IAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

With effect from 31 December 2007, the Group has presented the amount of “Intangible assets” as a separate caption on the face of the balance sheet. The related comparative figures have been reclassified to conform with the current year’s presentation.

2.	ACQUISITION AND BASIS OF PRESENTATION

Pursuant to an equity purchase agreement entered into by the Company with China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Company are referred to as “China Telecom Group”) on 15 June 2007, the Company acquired the entire equity interests in China Telecom System Integration Co., Ltd. (“CTSI”), China Telecom (Hong Kong) International Limited (“CT (HK)”) and China Telecom (Americas) Corporation (“CT (Americas)”) (formerly known as “China Telecom (USA) Corporation”) (collectively the “Third Acquired Group”) from China Telecom for a total purchase price of RMB1,408 million on 30 June 2007 (hereinafter, referred to as the “Third Acquisition”). The purchase price was fully paid in cash in July 2007.

Since the Company and the Third Acquired Group were under the common control of China Telecom, the Third Acquisition has been reflected in the accompanying consolidated financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Third Acquired Group have been accounted for at historical amounts and the consolidated financial statements of the Company include the results of operations and assets and liabilities of the Third Acquired Group on a combined basis as of the earliest date presented. The consideration paid by the Company for the acquisition of the Third Acquired Group have been accounted for as equity transactions in the consolidated statement of changes in equity.

The results of operations for the year ended 31 December 2006 and the financial condition as at 31 December 2006 previously reported by the Group have been restated to include the results and assets and liabilities of the Third Acquired Group as set out below:

	The Group (as previously reported)	The Third Acquired Group	The Group (as restated)
	RMB millions	RMB millions	RMB millions
Result of operations for the year ended 31 December 2006:
Operating revenues	175,093	523	175,616
Net profit	27,225	99	27,324
Financial condition as at 31 December 2006:
Total assets	414,041	4,830	418,871
Total liabilities	210,168	1,054	211,222

For the periods presented, all significant balances and transactions between the Group and the Third Acquired Group have been eliminated on combination.

3.	SEGMENTAL REPORTING

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. No geographical segment information has been presented as the Group’s operating activities are substantially carried out in the PRC and less than 10 percent of the Group’s operating revenues and profit before taxation were derived from activities outside the PRC. A majority of the Group’s assets are located in the PRC and less than 10 percent of the Group’s total assets are located outside the PRC.

4.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

		2007	2006
	Note	RMB millions	RMB millions
Upfront connection fees	(i)	3,294	4,971
Upfront installation fees	(ii)	2,735	2,913
Monthly fees	(iii)	25,346	28,973
Local usage fees	(iv)	42,343	46,188
DLD	(iv)	24,127	25,517
International, Hong Kong, Macau and Taiwan long distance	(iv)	2,882	3,225
Internet	(v)	31,340	23,724
Managed data	(vi)	3,013	3,080
Interconnections	(vii)	13,879	14,095
Leased line	(viii)	5,321	4,548
Value-added and integrated information application services	(ix)	19,231	14,203
Others	(x)	5,145	4,179

		178,656	175,616

Note:

(i)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.
(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.
(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.
(iv)	Represent usage fees charged to customers for the provision of telephone services.
(v)	Represent amounts charged to customers for the provision of Internet access services.
(vi)	Represent amounts charged to customers for the provision of managed data transmission services.
(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of voice and data traffic connecting to the Group’s wireline telecommunications networks.
(viii)	Represent primarily lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks.
(ix)	Represent amounts charged to customers for provision of wireline value-added services and integrated information application services, which comprise primarily caller ID services, short messaging services, ring tone services, and telephone information services.
(x)	Represent primarily revenues from sale, rental and repairs and maintenance of customer-end equipment, and construction of telecommunications network and infrastructure for customers.

5.	NET FINANCE COSTS

Net finance costs comprise:

	2007	2006
	RMB millions	RMB millions
Interest expense incurred	5,214	5,808
Less: Interest expense capitalised*	(443)	(716)

Net interest expense	4,771	5,092
Interest income	(366)	(502)
Foreign exchange losses	43	60
Foreign exchange gains	(148)	(161)

	4,300	4,489

* Interest expense was capitalised in construction in progress at the following rates per annum	2.3%-6.7%	1.9%-5.0%

6.	INCOME TAX

Income tax in the consolidated income statement comprises:

	2007	2006
	RMB millions	RMB millions
Provision for PRC income tax	7,028	6,668
Provision for income tax in other tax jurisdictions	32	15
Deferred taxation (Note 10)	(608)	76

	6,452	6,759

A reconciliation of the expected tax with the actual tax expense is as follows:

		2007	2006
	Note	RMB millions	RMB millions
Profit before taxation		30,251	34,083
Expected income tax expense at statutory tax rate of 33%	(i)	9,983	11,247
Differential tax rate on mainland PRC subsidiaries’ income	(i)	(1,678)	(1,714)
Differential tax rate on other subsidiaries’ income	(ii)	(41)	(6)
Non-deductible expenses	(iii)	1,360	1,210
Non-taxable income	(iv)	(1,965)	(2,565)
Effect of change in tax rate	10 (iii)	112	—
Tax credit for domestic equipment purchases		(1,319)	(1,413)

Income tax		6,452	6,759

Note:

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Company and its subsidiaries in mainland PRC as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries which are taxed at a preferential rate of 15%.
(ii)	Income tax provision of the Company’s subsidiaries in the Hong Kong Special Administrative Region of China and other countries is based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 17.5% to 35%.
(iii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.
(iv)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2007 and 2006 is based on the profit attributable to equity holders of the Company of RMB23,702 million and RMB27,241 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

8.	DIVIDENDS

Pursuant to a resolution passed at the Directors’ meeting on 31 March 2008, a final dividend of equivalent to HK$0.085 per share totalling approximately RMB6,279 million for the year ended 31 December 2007 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2007.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2007, a final dividend of RMB0.083302 (equivalent to HK$0.085) per share totalling RMB6,741 million in respect of the year ended 31 December 2006 was declared, of which RMB6,273 million and RMB468 million were paid on 15 June 2007 and 23 January 2008 respectively.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 23 May 2006, a final dividend of RMB0.077637 (equivalent to HK$0.075) per share totalling RMB6,283 million in respect of the year ended 31 December 2005 was declared, which was paid on 15 June 2006.

9.	PROPERTY, PLANT AND EQUIPMENT, NET

In accordance with the Group’s accounting policy, the property, plant and equipment of the Group as at 31 December 2007 were revalued for each asset class by the Company on a depreciated replacement cost basis. The property, plant and equipment as at 31 December 2007 was revalued at RMB326,123 million. The surplus on revaluation of certain property, plant and equipment totalling RMB4,809 million was credited to the revaluation reserve while the deficit on revaluation of certain property, plant and equipment totalling RMB2,755 million was recognised as an expense for the year ended 31 December 2007.

10.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

The Group:

	Assets		Liabilities		Net balance
	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions	2007 RMB millions	2006 RMB millions
Current
Provisions and impairment losses, primarily for receivables	557	540	—	—	557	540

Non-current
Property, plant and equipment	1,205	589	(2,222)	(1,566)	(1,017)	(977)
Deferred revenues and installation costs	1,626	2,152	(861)	(1,123)	765	1,029
Land use rights	5,872	7,690	—	—	5,872	7,690
Available-for-sale equity securities	—	—	(36)	(22)	(36)	(22)

Deferred tax assets/(liabilities)	9,260	10,971	(3,119)	(2,711)	6,141	8,260

The Group recognises a deferred tax asset only to the extent that it is probable that future taxable income will be available against which the asset can be utilised. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes that it is probable the Group will realise the benefits of these temporary differences.

Movements in temporary differences are as follows:

	Note	Balance at 1 January 2006 RMB millions	Recognised in income statement RMB millions	Recognised in equity RMB millions	Balance at 31 December 2006 RMB millions
Current
Provisions and impairment losses, primarily for receivables		369	171	—	540
Non-current
Property, plant and equipment		(885)	(92)	—	(977)
Deferred revenues and installation costs		1,002	27	—	1,029
Land use rights	(i), (iv)	7,867	(182)	5	7,690
Available-for-sale equity securities		—	—	(22)	(22)

Net deferred tax assets		8,353	(76)	(17)	8,260

			(Note 6)

	Note	Balance at 1 January 2007 RMB millions	Recognised in income statement RMB millions	Recognised in equity RMB millions	Balance at 31 December 2007 RMB millions
Current
Provisions and impairment losses, primarily for receivables		540	17	—	557
Non-current
Property, plant and equipment	(ii), (iii)	(977)	1,024	(1,064)	(1,017)
Deferred revenues and installation costs		1,029	(264)	–	765
Land use rights	(i), (iii)	7,690	(169)	(1,649)	5,872
Available-for-sale equity securities		(22)	—	(14)	(36)

Net deferred tax assets		8,260	608	(2,727)	6,141

			(Note 6)

Note:

(i)	In connection with the Restructuring and the Acquisitions as described in the Note 1 to the financial statements included in the Annual Report, the land use rights of the Predecessor Operations, the First Acquired Group and the Second Acquired Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights were adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in shareholders’ equity under the caption of other reserves.
(ii)	In accordance with the Group’s accounting policy, the property, plant and equipment of the Group were revalued as at 31 December 2007. The tax bases of these assets were not adjusted to conform to such revalued amounts and accordingly, a deferred tax asset of RMB646 million and a deferred tax liability of RMB1,136 million in respect of the revaluation deficit and surplus respectively were recognized.

(iii)	On 16 March 2007, the Fifth Plenary Session of the Tenth National People’s Congress passed the Corporate Income Tax Law of the People’s Republic of China (“new tax law”), which takes effect on 1 January 2008. According to the new tax law, a unified corporate income tax rate of 25% are applied to PRC entities; however certain entities previously taxed at preferential rates are subject to a transition period during which their tax rate will gradually be increased to the unified rate of 25% over a five year period starting from 1 January 2008.

Based on the new tax law, the income tax rate applicable to the Company and certain of its mainland PRC subsidiaries which were previously taxed at 33% is reduced to 25% from 1 January 2008. Based on a tax notice issued by the State Council on 26 December 2007, the applicable tax rates for entities operating in special economic zones, which were previously taxed at the preferential rate of 15%, are 18%, 20%, 22%, 24% and 25% for the years ending 31 December 2008, 2009, 2010, 2011 and 2012, respectively. According to the same notice, the applicable tax rate for entities operating in the western region of the PRC which were granted a preferential tax rate of 15% from 2004 to 2010, remains at 15% for the years ending 31 December 2008, 2009 and 2010 and will be increased to 25% from 1 January 2011. Accordingly, deferred tax assets that are expected to be recovered and deferred tax liabilities that are expected to be settled after 31 December 2007 were adjusted to reflect the change in tax rate. For deferred tax assets and liabilities which were previously credited or charged to profit and loss upon initial recognition, the overall effect of change in tax rate amounting to RMB112 million was charged to the consolidated income statement. For deferred tax assets and liabilities which previously credited or charged to equity, the overall effect of change in the tax rate amounting to RMB1,577 million was recognised in the consolidated statement of changes in equity.

(iv)	The amounts recognised in equity represent the effect of change in tax rate for a subsidiary on the carrying amount of the deferred tax asset which was previously charged to equity.

11.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	2007	2006
	RMB millions	RMB millions
Accounts receivable
Third parties	16,560	15,501
China Telecom Group	207	199
Other state-controlled telecommunications operators in the PRC	1,377	1,792

	18,144	17,492
Less: Allowance for impairment of doubtful debts	(1,434)	(1,500)

	16,710	15,992

Amounts due from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	2007	2006
	RMB millions	RMB millions
Current, within 1 month	10,882	11,634
1 to 3 months	2,358	1,074
4 to 12 months	1,003	1,062
More than 12 months	301	314

	14,544	14,084
Less: Allowance for impairment of doubtful debts	(1,304)	(1,376)

	13,240	12,708

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	2007	2006
	RMB millions	RMB millions
Current, within 1 month	1,660	1,716
1 to 3 months	996	814
4 to 12 months	468	546
More than 12 months	476	332

	3,600	3,408
Less: Allowance for impairment of doubtful debts	(130)	(124)

	3,470	3,284

12.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	2007	2006
	RMB millions	RMB millions
Third parties	22,860	25,709
China Telecom Group	5,448	6,583
Other state-controlled telecommunications operators in the PRC	55	63

	28,363	32,355

Amounts due to China Telecom Group are repayable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable is as follows:

	2007	2006
	RMB millions	RMB millions
Due within 1 month or on demand	5,288	6,115
Due after 1 month but within 3 months	8,161	8,831
Due after 3 months but within 6 months	6,343	7,181
Due after 6 months	8,571	10,228

	28,363	32,355

13.	RELATED PARTY TRANSACTIONS

Companies are considered to be related if one company has the ability, directly or indirectly, to control or jointly control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control.

(a)	Transactions with China Telecom Group

The Group is a part of a large group of companies under China Telecom and has significant transactions and relationships with members of China Telecom. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

The principal transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

		2007	2006
	Note	RMB millions	RMB millions
Purchases of telecommunications equipment and materials	(i)	120	155
Construction, engineering and information technology services	(ii)	8,179	8,216
Provision of community services	(iii)	2,266	2,378
Provision of ancillary services	(iv)	3,574	3,238
Provision of comprehensive services	(v)	1,284	1,143
Operating lease expenses	(vi)	373	364
Centralised service expenses	(vii)	250	306
Interconnection revenues	(viii)	139	179
Interconnection charges	(viii)	820	750
Interest on amounts due to and loans from China Telecom Group	(ix)	2,489	2,361

Note:

(i)	Represent commission paid and payable for procurement services provided by China Telecom Group.
(ii)	Represent network construction, engineering and information technology services provided by China Telecom Group.
(iii)	Represent amounts paid and payable to China Telecom Group in respect of cultural, educational, hygiene and other community services.
(iv)	Represent amounts paid and payable to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.
(v)	Represent amounts paid and payable to entities of China Telecom Group which were not within the scope of other related party service agreements in respect of services for procurement of telecommunications equipment, network design, software upgrade, system integration and manufacturing of calling cards.
(vi)	Represent amounts paid and payable to China Telecom Group for leases of business premises and inter-provincial transmission optic fibres.
(vii)	Represent net amount charged by China Telecom Group for costs associated with common corporate services and international telecommunications facilities.
(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.
(ix)	Represent interest paid and payable to China Telecom Group with respect to the amounts due to China Telecom and loans from China Telecom Group.

Amounts due from/to China Telecom Group included in the following balances are summarised as follows:

	2007	2006
	RMB millions	RMB millions
Accounts receivable	207	199
Prepayments and other current assets	423	588

Total amounts due from China Telecom Group	630	787

Accounts payable	5,448	6,583
Accrued expenses and other payables	915	1,984
Short-term debt	37,841	23,826
Long-term debt	30,150	30,150

Total amounts due to China Telecom Group	74,354	62,543

Amounts due from/to China Telecom Group, other than short-term debt and long-term debt, bear no interest, are unsecured and are repayable in accordance with contractual terms which are similar to those terms offered by third parties. The term and conditions associated with short-term debt and long-term debt payable to China Telecom Group are set out in Note 14 to the financial statements included in the Annual Report.

As at 31 December 2007 and 2006, no material allowance for impairment of doubtful debts was recorded in respect of amounts due from China Telecom Group.

On 30 August 2006, the Company entered into a strategic agreement (the “Agreement”) with China Communication Services Corporation Limited (“CCS”), a company under the common control of China Telecom. The Agreement was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 25 October 2006. The Agreement is effective from 1 January 2007 to 31 December 2009, pursuant to which the Company’s subsidiaries in the Shanghai, Guangdong, Zhejiang, Fujian, Hubei and Hainan regions procure design, construction and engineering services provided by CCS for at least 12.5% of these subsidiaries’ annual capital expenditure. In return, CCS agreed to provide an additional price discount of at least 5% for the above services. In addition, the above subsidiaries will also procure facilities management services provided by CCS of not less than RMB1,330 million during the effective period of the Agreement.

As a result of the expansion of services areas of CCS, an amendment to the strategic agreement (the “Supplemental Agreement”) was approved by the Company’s independent shareholders at an Extraordinary General Meeting held on 7 August 2007. The Supplemental Agreement extends the scope of the Agreement to the Company’s subsidiaries in the Jiangsu, Anhui, Jiangxi, Hunan, Guangxi, Chongqing, Sichuan, Guizhou, Yunnan, Shaanxi, Gansu, Qinghai and Xinjiang regions, amends that the Company’s subsidiaries will on an annual basis, procure design, construction and engineering services provided by CCS for at least 10.6% of these subsidiaries’ annual capital expenditure, and increases the commitment for facilities management services provided by CSS by RMB450 million. The Supplemental Agreement is effective from 1 January 2007 to 31 December 2009.

(b)	Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group.

Key management personnel compensation of the Group is summarised as follows:

	2007	2006
	RMB thousands	RMB thousands
Short-term employee benefits	13,876	10,323
Post-employment benefits	594	641
Equity-based compensation benefits	5,375	2,204

	19,845	13,168

The above remuneration is included in personnel expenses.

(c)	Contributions to post-employment benefit plans

The Group participates in various defined contribution post-employment benefit plans organised by municipal and provincial governments for its employees. Further details of the Group’s post-employment benefit plans are disclosed in Note 35 to the financial statements included in the Annual Report.

(d)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled public utilities enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the State through government authorities, agencies, affiliations and other organisations (collectively referred to as “state-controlled entities”).

Apart from transactions with parent company and its affiliates, the Group have transactions with other state-controlled entities which include but not limited to the following:

–	sales and purchases of goods, properties and other assets

–	rendering and receiving services

–	lease of assets

–	depositing and borrowing money

–	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to the terms of transactions with other entities that are not state-controlled. The Group prices its telecommunications services and products based on government-regulated tariff rates, where applicable, or based on commercial negotiations. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the transactions potentially affected by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial statements, the directors are of the opinion that the following related party transactions require disclosure of numeric details:

(i)	Transactions with other state-controlled telecommunications operators in the PRC

The Group’s wireline telecommunications networks interconnect with the networks of other state-controlled telecommunications operators. The Group also leases wireline telecommunications networks to these operators in the normal course of business. The interconnection and leased line charges are regulated by the Ministry of Information Industry. The extent of the Group’s interconnection and leased line transactions with other state-controlled telecommunications operators in the PRC is summarised as follows:

	2007	2006
	RMB millions	RMB millions
Interconnection revenues	12,228	12,035
Interconnection charges	3,891	3,405
Leased line revenues	841	1,088

Amounts due from/to other state-controlled telecommunications operators in the PRC included in the following balances are summarised as follows:

	2007	2006
	RMB millions	RMB millions
Accounts receivable	1,377	1,792
Prepayments and other current assets	236	242

Total amounts due from other state-controlled telecommunications operators in the PRC	1,613	2,034

Accounts payable	55	63
Accrued expenses and other payables	199	181

Total amounts due to other state-controlled telecommunications operators in the PRC	254	244

Amounts due from/to other state-controlled telecommunications operators in the PRC bear no interest, are unsecured and are repayable in accordance with normal commercial terms.

As at 31 December 2007 and 2006, there were no material allowance for impairment of doubtful debts in respect of amounts due from other state-controlled telecommunications operators in the PRC.

(ii)	Transactions with state-controlled banks

The Group deposits its cash balances primarily with several state-controlled banks in the PRC and obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of these bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income earned from deposits with and interest expenses incurred on loans from state-controlled banks in the PRC are as follows:

	2007	2006
	RMB millions	RMB millions
Interest income	360	450
Interest expense	2,725	2,994

The amounts of cash deposited with and loans from state-controlled banks in the PRC are summarised as follows:

	2007	2006
	RMB millions	RMB millions
Cash at bank	16,328	10,659
Time deposits with maturity within three months	3,947	10,484
Time deposits with maturity over three months	172	119

Total deposits with state-controlled banks in the PRC	20,447	21,262

Short-term loans	29,325	35,750
Long-term loans	7,803	15,347

Total loans with state-controlled banks in the PRC	37,128	51,097

Further details of the interest rates and repayment terms of loans from state-controlled banks are set out in Note 14 to the financial statements included in the Annual Report.

The directors believe the above information provides meaningful disclosure of related party transactions.

14.	NON-ADJUSTING POST BALANCE SHEET EVENTS

Pursuant to the resolution passed by the Company’s shareholders at an Extraordinary General Meeting held on 25 February 2008, the Company entered into merger agreements with each of Shanghai Telecom Company Limited, Guangdong Telecom Company Limited, Jiangsu Telecom Company Limited, Zhejiang Telecom Company Limited, Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited, Sichuan Telecom Company Limited, Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited, pursuant to which the Company shall merge with these companies. After the merger, the assets, liabilities and operations of these subsidiaries will be transferred to the Company’s branches in the respective regions. This merger is an internal reorganisation which has no impact on the Group’s consolidated financial condition and results of operations.

Pursuant to an Acquisition Agreement entered into by the Company with China Telecom on 31 March 2008, the Company will acquire the entire equity interest in China Telecom Group Beijing Corporation from China Telecom for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Proposed Acquisition”), subject to approvals by independent shareholders of the Company and relevant government and regulatory authorities. Management believes that the Proposed Acquisition will enhance the Group’s market position and competitiveness in mainland PRC. As the Company and China Telecom Group Beijing Corporation are under the common control of China Telecom prior to and after the acquisition, the Proposed Acquisition will be accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests upon completion.

In January and February 2008, various provinces in the PRC were adversely affected by snowstorm and severe weather conditions. Certain property, plant and equipment of the Group were damaged as a result of the adverse weather conditions. Currently, management estimate that such losses, which comprise primarily loss of damaged property, plant and equipment amounted to approximately RMB572 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Summary

On 30 June 2007, the Company completed its acquisition from China Telecommunications Corporation of the entire equity interests in China Telecom System Integration Co. Ltd., China Telecom (Hong Kong) International Limited and China Telecom (Americas) Corporation (formerly known as “China Telecom (USA) Corporation”) (collectively the “Third Acquired Group”). Since the Company and the Third Acquired Group were under the common control of China Telecommunications Corporation, our acquisition of the Third Acquired Group has been treated as a “combination of entities under common control”, and was accounted for in a manner similar to a pooling-of-interests (“as-if-pooling-of-interests accounting”). Accordingly, the assets and liabilities of the Third Acquired Group have been accounted for based on their historical amounts and our financial statements for the period prior to the acquisition have been restated to include the financial position and results of operations of the Third Acquired Group on a combined basis. Unless otherwise indicated in this section, our financial data for the period prior to the acquisition are presented based on those restated amounts.

Our operating revenues in 2007 were RMB178,656 million, representing an increase of 1.7% from 2006. Our operating expenses in 2007 were RMB141,645 million, representing an increase of 3.3% from 2006. Profit attributable to equity holders of the Company in 2007 was RMB23,702 million. In 2007, our basic earnings per share were RMB0.29, EBITDA1 was RMB89,268 million and EBITDA margin was 50.0%.

Excluding the amortisation of upfront connection fees, deficit on revaluation of property, plant and equipment and related tax effect2 (the revaluation was carried out at least once every three years), our operating revenues in 2007 were RMB175,362 million, representing an increase of 2.8% from 2006; profit attributable to equity holders of the Company in 2007 was RMB22,517 million, representing an increase of 1.1% from 2006; basic earnings per share were RMB0.28; EBITDA was RMB85,974 million and EBITDA margin was 49.0%.

[1]

Our EBITDA refers to profit before net finance costs, investment income, share of profits of associates, income tax, depreciation and amortisation, deficit on revaluation of property, plant and equipment and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider like us. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect the operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

[2]

In accordance with the Group’s accounting policy, the property, plant and equipment of the Group as at 31 December 2007 were revalued for each asset class by the Company (which was carried out at least once every three years) on a depreciated replacement cost basis. The property, plant and equipment as at 31 December 2007 was revalued at RMB326,123 million. The surplus on revaluation of certain property, plant and equipment totalling RMB4,809 million was credited to the revaluation reserve while the deficit on revaluation of certain property, plant and equipment totalling RMB2,755 million was recognised as an expense for the year ended 31 December 2007.

Operating Revenue

Our operating revenues in 2007 were RMB178,656 million, representing an increase of 1.7% from 2006. Excluding the amortisation of upfront connection fees, our total operating revenues in 2007 were RMB175,362 million, representing an increase of RMB4,717 million or 2.8% from 2006. Revenue from Internet access services, and value-added and integrated information application services increased by RMB7,616 million and RMB5,028 million from 2006 respectively, which represented the major sources of revenue growth. Revenues from leased line services and other businesses increased by RMB773 million and RMB966 million from 2006 respectively. Revenue from managed data services remained at a similar level as 2006. Revenues from local telephone services and long distance services continued to decrease.

The following table sets forth a breakdown of our operating revenues for 2006 and 2007, together with their respective rates of change:

	For the year ended 31 December		Rates of
	2007	2006	Change
	(RMB in millions, except percentage data)
Wireline telephone services[3]
Local
Installation fees	2,735	2,913	(6.1%)
Monthly fees	25,346	28,973	(12.5%)
Local usage fees	42,343	46,188	(8.3%)

Subtotal	70,424	78,074	(9.8%)

Domestic long distance	24,127	25,517	(5.4%)
International, Hong Kong, Macau and Taiwan long distance	2,882	3,225	(10.6%)
Interconnections	13,879	14,095	(1.5%)

Subtotal	40,888	42,837	(4.5%)

Internet access services	31,340	23,724	32.1%
Value-added and integrated information application services	19,231	14,203	35.4%
Managed data	3,013	3,080	(2.2%)
Leased line services and others[4]	10,466	8,727	19.9%

Operating revenues (excluding amortisation of upfront connection fees)	175,362	170,645	2.8%
Upfront connection fees	3,294	4,971	(33.7%)

Total operating revenues	178,656	175,616	1.7%

[3]	Including revenue from our registered subscribers, public telephones and pre-paid calling cards services.

[4]

Including primarily revenue from business customers for the lease of wireline telecommunications network facilities, sales and repairs and maintenance of customer-end equipment and construction of telecommunications network and infrastructure for customers.

Local Telephone Services

In 2007, revenue from our local telephone services was RMB70,424 million, representing a decrease of 9.8% from RMB78,074 million in 2006 and accounting for 39.4% of our operating revenues, or 40.2% of our operating revenues after deducting amortisation of upfront connection fees. The major reason for this decrease in revenue was that mobile service has further exacerbated the diversion from wireline services due to the continued decline in tariffs for mobile services, which narrowed the gap between mobile service tariffs and wireline service tariffs.

Installation fees

Upfront installation fees are amortised over the expected customer relationship period of 10 years. Revenue from installation fees decreased by 6.1% from RMB2,913 million in 2006 to RMB2,735 million in 2007.

Monthly fees

Revenue from monthly fees in 2007 was RMB25,346 million, representing a decrease of 12.5% from RMB28,973 million in 2006. The major reason for this decrease in revenue was the reduction in monthly fees rate in response to market competition.

Local usage fees

Revenue from local usage fees in 2007 was RMB42,343 million, representing a decrease of 8.3% from RMB46,188 million in 2006. Local voice usage volume in 2007 reached 406,268 million pulses, representing a decrease of 3.9% from 2006. The decrease in revenue was mainly due to the intensifying mobile substitution, the diversification of the means of communication and the decline in average fees.

Long Distance Telephone Services

In 2007, revenue from our long distance telephone services was RMB27,009 million, representing a decrease of 6.0% from RMB28,742 million in 2006, accounting for 15.1% of our operating revenues, or 15.4% of our operating revenues excluding the amortisation of upfront connection fees.

Domestic long distance services

In 2007, revenue from our domestic long distance services was RMB24,127 million, representing a decrease of 5.4% from RMB25,517 million in 2006, while domestic long distance telephone usage volume was 98,251 million minutes, representing an increase by 2.8% from 95,567 million minutes in 2006. The decrease in revenue was attributable to a decrease in average unit price from RMB0.27 per minute in 2006 to RMB0.25 per minute in 2007.

International, Hong Kong, Macau and Taiwan long distance services

In 2007, revenue from our international, Hong Kong, Macau and Taiwan long distance services was RMB2,882 million, representing a decrease of 10.6% from RMB3,225 million in 2006. The decrease in revenue was mainly attributable to the decrease in average unit price of international, Hong Kong, Macau and Taiwan long distance services by 10.0% from RMB2.01 per minute in 2006 to RMB1.81 per minute in 2007.

Interconnection Services

In 2007, revenue from our interconnection services was RMB13,879 million, representing a decrease of 1.5% from RMB14,095 million in 2006, accounting for 7.8% of our operating revenues, or 7.9% of our operating revenues excluding the amortisation of upfront connection fees. Decrease in such revenue was mainly attributable to the Calling-Party-Pay scheme offered by mobile operators and the increasing diversion of voice usage volume to growing mobile networks.

Internet Access Services

In 2007, revenue from our Internet access services was RMB31,340 million, which grew by 32.1% from RMB23,724 million in 2006, accounting for 17.5% of our operating revenues, or 17.9% of our operating revenues excluding the amortisation of upfront connection fees. Driven by the continuous expansion of our broadband subscriber base in recent years, our Internet access services sustained a rapid growth. The number of our broadband subscribers increased by 7.33 million, or 25.9% from 2006 to 35.65 million as of the end of December 2007.

Value-Added and Integrated Information Application Services

In 2007, revenue from our value-added and integrated information application services was RMB19,231 million, representing an increase of 35.4% from RMB14,203 million in 2006, accounting for 10.8% of our operating revenues, or 11.0% of our operating revenues excluding the amortisation of upfront connection fees. The increase in revenue from our value-added and integrated information application services was mainly attributable to the rapid development of our caller ID service, Colour Ring Tone, Internet value-added services, IT services and applications.

Managed Data Services

In 2007, revenue from our managed data services was RMB3,013 million, representing a decrease of 2.2% from RMB3,080 million in 2006.

Leased Line and Other Services

In 2007, revenue from our leased line services and other services was RMB10,466 million, representing an increase of 19.9% from RMB8,727 million in 2006. Revenue from leased line services was RMB5,321 million, representing an increase of 17.0% from RMB4,548 million in 2006, which was mainly due to the increasing demand of customers for network resources.

Upfront Connection Fees

Upfront connection fees represent the amortised amount of the upfront fees received for the initial activation of wireline services, amortised over the expected customer relationship period of 10 years. Effective from July 2001, we ceased to charge new subscribers upfront connection fees. The amortised amount was RMB3,294 million in 2007, representing a decrease of 33.7% from RMB4,971 million in 2006.

The table below sets forth the amortisation of upfront connection fees from 2008 to 2011 based on an amortisation period of 10 years (with 2011 as the end of the amortisation period):

	For the year ended 31 December
	2008	2009	2010	2011
	(RMB in millions)
Amortisation of upfront connection fees	2,022	1,151	497	98

Operating Expenses

In 2007, our operating expenses were RMB141,645 million, representing an increase of 3.3% from 2006. The ratio of our operating expenses to operating revenues increased from 78.1% in 2006 to 79.3% in 2007, or 80.8% of our operating revenue excluding the amortisation of upfront connection fees, which remained at a similar level as 2006. The following table sets out a breakdown of our operating expenses in 2006 and 2007 and their respective percentage change:

	For the year ended 31 December		Percentage Change
	2007	2006
	(RMB in millions, except percentage data)
Depreciation and amortisation	52,257	51,301	1.9%
Network operations and support expenses	31,622	31,055	1.8%
Selling, general and administrative expenses	23,667	22,259	6.3%
Personnel expenses	27,242	26,210	3.9%
Interconnection and other operating expenses	6,857	6,255	9.6%

Total operating expenses	141,645	137,080	3.3%

Depreciation and Amortisation

Our depreciation and amortisation expenses were RMB52,257 million in 2007, representing an increase of 1.9% from 2006, accounting for 29.3% of our total operating revenues. The depreciation and amortisation expenses as a percentage of our operating revenues excluding the amortisation of upfront connection fees decreased from 30.1% in 2006 to 29.8% in 2007.

Network Operations and Support Expenses

Our network operations and support expenses were RMB31,622 million in 2007, representing an increase of 1.8% from RMB31,055 million in 2006, accounting for 17.7% of our total operating revenues, or 18.0% of our total operating revenues excluding the amortisation of upfront connection fees. Such increase was mainly attributable to the increase in electricity prices and increase in costs in transforming businesses such as IT services and applications.

Selling, General and Administrative Expenses

In 2007, our selling, general and administrative expenses amounted to RMB23,667 million, representing an increase of 6.3% from RMB22,259 million in 2006, accounting for 13.2% of our operating revenues, or 13.5% of our operating revenues excluding the amortisation of upfront connection fees. This increase was mainly attributable to additional sales and marketing expenses in relation to brand management, development of transforming businesses and retaining subscriber base.

Personnel Expenses

In 2007, our personnel expenses were RMB27,242 million, representing an increase of 3.9% from RMB26,210 million in 2006. Such increase was mainly attributable to the maintenance of the Company’s effective incentive scheme and the recruitment of more talented professional personnel to IP, IT and information services operations in line with strategic transformation needs, among other considerations. Our personnel expenses in 2007 account for 15.2% of our operating revenues, and 15.5% of our operating revenues excluding the amortisation of upfront connection fees, which was similar to that in 2006.

Interconnection and Other Operating Expenses

The Company’s interconnection and other expenses increased by 9.6% from RMB6,255 million in 2006 to RMB6,857 million in 2007. Increase in long distance voice interconnections driven by Calling-Party-Pay scheme of mobile services was the major reason for the increase in interconnection expenses. Our net revenue from interconnections (interconnection revenue less interconnection expenses) in 2007 amounted to RMB7,119 million, representing a decrease of 9.7% from 2006.

Net Finance Costs

In 2007, the Company’s net finance costs were RMB4,300 million, representing a decrease of 4.2% from RMB4,489 million in 2006, in which net exchange gain was RMB105 million, which was similar to 2006. Our interest expenses decreased by RMB594 million. Such decrease was mainly attributable to our repayment of matured interest-bearing debts.

Deficit on Revaluation of Property, Plant and Equipment

In accordance with the Group’s accounting policy, the property, plant and equipment of the Group as at 31 December 2007 were revalued for each asset class by the Company (which was carried out at least once every three years) on a depreciated replacement cost basis. The property, plant and equipment as at 31 December 2007 was revalued at RMB326,123 million. The surplus on revaluation of certain property, plant and equipment totalling RMB4,809 million was credited to the revaluation reserve while the deficit on revaluation of certain property, plant and equipment totalling RMB2,755 million was recognised as an expense for the year ended 31 December 2007. The surplus was mainly attributable to an increase in the prices of properties. The deficit was mainly due to a decrease in the prices of equipment resulting from the technological advancement.

Income Tax

The Company’s statutory income tax rate is 33%. In 2007, the Company’s income tax expenses were RMB6,452 million, and effective income tax rate was 21.3%, whereas the effective income tax rate for the Company’s income tax expenses excluding the upfront connection fees was 23.9%. The difference between the effective income tax rate and the statutory income tax rate was mainly attributable to the exclusion of upfront connection fees from taxable revenue, and the preferential income tax rate of 15% enjoyed by our operating subsidiaries located in special economic zones and in the western part of China. Another reason for our effective tax rate being lower than the statutory tax rate was that some of our operating subsidiaries received tax credits of RMB1,319 million on the purchases of domestic equipment in 2007. Under the new taxation law, the previous tax rate of 33% applicable on the Company and a number of subsidiaries has been reduced to 25% effective from 1 January 2008. The tax authorities will no longer assess and approve any tax credit for domestic equipment purchases from 2008 onwards.

Profit Attributable to Equity Holders of the Company

In 2007, the profit attributable to equity holders of the Company reached RMB23,702 million, representing a decrease of 13.0% from RMB27,241 million in 2006. Excluding the amortisation of upfront connection fees, deficit on revaluation of property, plant and equipment and related tax effect (which was carried out at least once every three years), the profit attributable to equity holders of the Company was RMB22,517 million, representing an increase of 1.1% from RMB22,270 million in 2006. The Company has continued to maintain a good level of operating efficiency and profitability.

Capital Expenditure

In 2007, the Company continued with its prudent policy on capital expenditure. Capital expenditure was RMB45,558 million, representing a decrease of 7.2% from RMB49,116 million in 2006. In order to implement changes in the Company’s strategic transformation, we have effectively controlled the scale of our capital expenditure and optimised our investment structure. We have significantly reduced our capital expenditure in connection with traditional fixed line voice businesses and telecommunications infrastructure, and increased our investment in broadband access and data network.

In 2008, our estimated capital expenditure is approximately RMB45,000 million. The main sources of our capital are cash generated from operating activities, bank borrowings and other indebtedness. We expect that we will have sufficient funding sources to meet our capital expenditure requirements in the future.

Cash Flows and Capital Resources

Cash Flows

In 2007, net cash outflow of the Company was RMB1,838 million, while its net cash inflow was RMB4,053 million in 2006.

The following table sets out our cash flow information in 2006 and 2007:

	For the year ended 31 December
	2007	2006
	(RMB in millions)
Net cash flow from operating activities	74,876	74,802
Net cash used in investing activities	(46,209)	(50,039)
Net cash used in financing activities	(30,505)	(20,710)
Net (decrease)/increase in cash and cash equivalents	(1,838)	4,053

In 2007, the net cash flow from our operating activities was RMB74,876 million, which was similar to 2006.

In 2007, we reduced our capital expenditure. Cash used in our investing activities was RMB46,209 million, representing a decrease of RMB3,830 million from 2006.

In 2007, the net cash used in our financing activities was RMB30,505 million while the net cash used in such activities was RMB20,710 million in 2006. The increase in net cash used in our financing activities was mainly due to decreased cash inflow from borrowings as compared to 2006.

Working Capital

By the end of 2007, the Company’s working capital (total current assets minus total current liabilities) deficit was RMB95,857 million, representing a decrease of RMB17,566 million from the deficit of RMB113,423 million in 2006. The decrease in deficit was mainly attributable to the repayment of certain short-term debts, long-term debts maturing within one year and accounts payable with the cash flow from operating activities. By the end of 2007, the Company’s cash and cash equivalents amounted to RMB20,384 million, of which 92.6% was denominated in RMB.

Indebtedness

Our indebtedness analysis as of the end of 2006 and 2007 was as follows:

	As at 31 December
	2007	2006
	(RMB in millions)
Short-term debt	67,166	79,576
Long-term debt maturing within one year	3,811	8,242
Finance lease obligations	29	48
Long-term debt (excluding current portion)	34,148	37,257

Total debt	105,154	125,123

By the end of 2007, total indebtedness of the Company was RMB105,154 million, representing a decrease of RMB19,969 million from 2006. The main reason for the decrease was our repayment of certain borrowings with the cash flow from operating activities.

Therefore, the ratio of the Company’s total indebtedness to total assets decreased from 29.9% in 2006 to 25.8% in 2007. The Company believes that it has continued to maintain a solid capital structure. Most of the Company’s revenue receipts and payments made are denominated in Renminbi, and Renminbi is not a freely convertible currency. The Company’s loans in Renminbi, US Dollar, Janpanese Yen and Euro accounted for 96.5%, 1.0%, 1.7% and 0.8% of the Company’s total indebtedness, respectively. 70.6% of our indebtedness was loans with fixed interest rates.

Contractual Obligations

	Payable in
	Total	2008	2009	2010	2011	After 2011
	(RMB in millions)
Short-term debt	68,644	68,644	–	–	–	–
Long-term debt	48,524	5,539	2,407	2,600	1,786	36,192
Finance lease obligations	29	24	5	–	–	–
Operating lease commitments	2,021	552	369	302	231	567
Capital commitments	3,573	3,573	–	–	–	–

Total contractual obligations	122,791	78,332	2,781	2,902	2,017	36,759

Note:	Amounts of short-term debt, long term debt include recognized and unrecognized interest payable, and are not discounted.

Pursuant to an Acquisition Agreement entered into by the Company with China Telecom on 31 March 2008, the Company will acquire the entire equity interest in China Telecom Group Beijing Corporation from China Telecom for a total purchase price of RMB5,557 million (hereinafter, referred to as the “Proposed Acquisition”), subject to approvals by independent shareholders of the Company and relevant government and regulatory authorities. Management believes that the Proposed Acquisition will enhance the Group’s market position and competitiveness in mainland PRC. As the Company and China Telecom Group Beijing Corporation are under the common control of China Telecom prior to and after the acquisition, the Proposed Acquisition will be accounted for as a combination of entities under common control in a manner similar to a pooling-of-interests upon completion.

EFFECT OF SNOWSTORM

In January and February 2008, certain provinces in China were adversely affected by snowstorm and severe weather conditions, which had impacted the operation of the Company and caused a loss of approximately RMB572 million on assets written-off. In addition, it is expected that an extra capital expenditure of RMB960 million will be required.

The snowstorm had imposed some impact on the Company’s revenue and cash expenses. However, we are implementing various measures to further enhance business development and strengthen cost control with a view to mitigating and minimizing the adverse effect.

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2007, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Company’s Annual Report for the year ended 31 December 2007.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

Save for the roles of Chairman and Chief Executive Officer of the Company being performed by the same individual, for the year of 2007, the Company has been in compliance with all the code provisions as set out in Appendix 14 “Code on Corporate Governance Practices” of the Listing Rules. In the Company’s opinion, through supervision of the Board and independent non-executive Directors, and effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can achieve the goal of improving the Company’s efficiency in decision-making and execution, and effectively capture business opportunities. Many international leading corporations also have a similar arrangement.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors. Further to the specific enquiries made by the Company to all Directors, they have confirmed their compliance with the Model Code throughout the period from 1 January 2007 to 31 December 2007.

CLOSURE OF SHARE REGISTER

The Company’s share register will be closed from Wednesday, 30 April 2008 to Friday, 30 May 2008 (inclusive of both days), during which period all transfers of shares in the Company will be suspended. In order to qualify for the proposed dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, before 4:30 p.m. on Tuesday, 29 April 2008. The final dividends are expected to be paid around 16 June 2008 after obtaining the requisite shareholders’ approval at the Annual General Meeting.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2007 will be dispatched to shareholders and made available on the website of Hong Kong Exchanges and Clearing Limited (www.hkex.com.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Zhang Chenshuang, Mr. Li Ping, Mr. Yang Jie, Mr. Sun Kangmin as the executive vice presidents, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Lo Hong Sui, Vincent, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.